Exhibit 99.28
FOR IMMEDIATE RELEASE – April 25, 2008 – CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol – PEF)
PETROFLOW ENERGY LTD. GRANTS STOCK OPTIONS
Petroflow Energy Ltd. (“Petroflow” or the “Company”) is pleased to announce that the Company’s Board of Directors has approved the granting of 150,000 stock options to two of its directors pursuant to Petroflow’s existing Stock Option Plan. Each option entitles the holder to acquire one common share of Petroflow at an exercise price of $3.87 expiring 5 years from the date of grant. The options vest as to 30% on the date of grant, with an additional 20% vesting on each of the first and second anniversary of the date of grant and an additional 15% vesting on each of the third and fourth anniversary of the date of grant.
For further information, please contact:
Macam Investor Relations
Cameron MacDonald, President & CEO
Office (403) 695-1006
Toll Free (866) 264-0743
-or-
Petroflow Energy Ltd.
John Melton, President & CEO
(504) 453-2926
Duncan Moodie, CFO
(403) 539-4311
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